SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

IKON Office Solutions, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

451713101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of   22 Pages)

_______________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451713101	13D	Page 2 of 22 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEEL PARTNERS II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 12,456,300
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 12,456,300
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 451713101	13D	Page 3 of 22 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STEEL PARTNERS, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 12,456,300
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 12,456,300
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 451713101	13D	Page 4 of 22 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WARREN G. LICHTENSTEIN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	SOLE VOTING POWER 12,456,300
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 12,456,300
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 451713101	13D	Page 5 of 22 Pages

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 12,456,300 Shares owned by Steel Partners II is $130,923,984, including brokerage commissions. The Shares owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following:

On June 29, 2007, Steel Partners II delivered a letter to the Issuer recommending that the Issuer capitalize on its operating momentum and utilize the strength of its balance sheet to pursue a public recapitalization through a self tender for at least $850 million of the Shares at a recommended price of $17.50 per Share. Steel Partners II also states in the letter that if the Issuer is unwilling to pursue a recapitalization at this time, it recommends that the Issuer take all immediate steps necessary to fully explore other strategic alternatives for maximizing shareholder value, including an outright sale. Steel Partners II anticipates it would participate in any such sales process. Steel Partners II also furnished to the Issuer a presentation on its recapitalization proposal. A copy of the letter and the presentation are attached as exhibits hereto and are incorporated herein by reference.

Item 5(a) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 125,180,385 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, as filed with the Securities and Exchange Commission on May 1, 2007.

As of the close of business on June 28, 2007, Steel Partners II beneficially owned 12,456,300 Shares, constituting approximately 9.95% of the Shares outstanding. As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 12,456,300 Shares owned by Steel Partners II, constituting approximately 9.95% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 12,456,300 Shares owned by Steel Partners II, constituting approximately 9.95% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 12,456,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

Item 7 is hereby amended to add the following exhibits:

2.	Letter from Steel Partners II, L.P. to IKON Office Solutions, Inc., dated June 29, 2007.

CUSIP No. 451713101	13D	Page 6 of 22 Pages

3.	IKON Office Solutions, Inc. Proposed Recapitalization Presentation of Steel Partners II, L.P., dated June 2007.

4.	Powers of Attorney.

CUSIP No. 451713101	13D	Page 7 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C.
General Partner

	By:	/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Member

STEEL PARTNERS, L.L.C.

	By:	/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Member

/s/ Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

CUSIP No. 451713101	13D	Page 8 of 22 Pages

EXHIBIT INDEX

	Exhibit	Page

1.	Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein, dated January 20, 2005 (previously filed).	—

2.	Letter from Steel Partners II, L.P. to IKON Office Solutions, Inc., dated June 29, 2007.	9 to 10

3.	IKON Office Solutions, Inc. Proposed Recapitalization Presentation of Steel Partners II, L.P., dated June 2007.	11 to 19

4.	Powers of Attorney.	20 to 22

CUSIP No. 451713101	13D	Page 9 of 22 Pages

June 29, 2007

Mr. Matthew J. Espe
Chairman and Chief Executive Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355

Dear Matthew:

I appreciate the opportunity to have had several candid and open discussions with you and Bob over the last few months. As you know, Steel Partners II, L.P. ("Steel") is the third largest shareholder of IKON Office Solutions, Inc. ("IKON" or the "Company"). We beneficially own 12,456,300 shares, or approximately 10% of the outstanding common stock of the Company. We began investing in the Company over three years ago because we believed and continue to believe that the Company is a true leader in the document management and solutions industry, which has the potential to greatly improve profitability.

We commend management for its efforts that have resulted in improved operating margins and a simplified capital structure. We also recognize and commend the Company for expanding the Company's existing share repurchase program. However, we believe that the Company's common stock continues to trade below its intrinsic value and your balance sheet remains highly inefficient. We therefore recommend that the Company capitalize on its operating momentum and utilize the strength of its balance sheet to pursue a public recapitalization at $17.50 a share. This represents a 20% premium to the 20-day closing average of the shares.

With the Company's excess cash and a conservative debt financing package, the Company should be in a position to self tender for at least $850 million of common stock, or approximately 39% of its outstanding shares at the aforementioned price per share. Based on our discussions with several leading investment banks, we believe this refinancing is highly achievable in a short period of time.

The proposed recapitalization would provide immediate liquidity at a meaningful premium to the current share price for your shareholders who elect to tender. We believe it will be well received by the shareholders who desire liquidity. It would also be accretive immediately, and more so in the long term. As a long term shareholder, Steel would commit not to tender into this offer. Importantly, in addition to lowering the Company's cost of capital and enhancing its EPS growth, this recapitalization would result in a strong and flexible balance sheet that would support the Company's long term strategic vision.

We have enclosed for your review a brief summary of the proposed transaction which includes an estimate of IKON's EPS and implied share prices at various valuations with and without a recapitalization. Clearly, if management believes it will achieve its business plan, shareholders will be significantly better off if the Company changes its capital structure and executes the recapitalization.

CUSIP No. 451713101	13D	Page 10 of 22 Pages

If the Company is unwilling to pursue a recapitalization now, we strongly recommend that IKON and its Board take all immediate steps necessary to fully explore other strategic alternatives for maximizing shareholder value. In particular, we believe the Company is ideally situated for an outright sale and that a sale process could result in the Company receiving offers from financial and strategic buyers at a premium to the current market price. Steel anticipates it would participate in any such sale process. Based upon substantive discussions with financing partners, Steel believes that it could obtain all necessary financing commitments within a very short period of time.

We look forward to continuing discussions with you and the other members of the Board on enhancing shareholder value. We trust that the best interests of all shareholders will continue to remain of paramount importance.

Respectfully,

Warren G. Lichtenstein

CC: Board of Directors

CUSIP No. 451713101	13D	Page 11 of 22 Pages

IKON OFFICE SOLUTIONS, INC.
PROPOSED RECAPITALIZATION

June 2007

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 12 of 22 Pages

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STEEL PARTNERS II, L.P. ("STEEL"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO IKON OFFICE SOLUTIONS, INC. (THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC").

STEEL HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS WILL DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. STEEL ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION.

Page 1

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 13 of 22 Pages

Disclaimer

STEEL SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING OR THIRD PARTY REPORT. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH STEEL BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

STEEL RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. STEEL DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

AS OF THE CLOSE OF BUSINESS ON JUNE 28, 2007, STEEL BENEFICIALLY OWNED 12,456,300 SHARES OF COMMON STOCK OF THE COMPANY (THE "SHARES"), CONSTITUTING APPROXIMATELY 10% OF THE SHARES OUTSTANDING. AS THE GENERAL PARTNER OF STEEL, STEEL PARTNERS, L.L.C. MAY BE DEEMED TO BENEFICIALLY OWN THE SHARES OWNED BY STEEL. AS THE SOLE EXECUTIVE OFFICER AND MANAGING MEMBER OF STEEL PARTNERS, L.L.C., WHICH IN TURN IS THE GENERAL PARTNER OF STEEL, WARREN LICHTENSTEIN MAY BE DEEMED TO BENEFICIALLY OWN THE SHARES OWNED BY STEEL. MR. LICHTENSTEIN HAS SOLE VOTING AND DISPOSITIVE POWER WITH RESPECT TO THE SHARES OWNED BY STEEL BY VIRTUE OF HIS AUTHORITY TO VOTE AND DISPOSE OF SUCH SHARES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE STEEL FROM TIME TO TIME TO SELL ALL OR A PORTION OF ITS SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE, OR ENGAGE IN HEDGING OR SIMILAR TRANSACTIONS WITH RESPECT TO ITS SHARES.

INFORMATION CONCERNING STEEL AND ITS INVESTMENT IN THE COMPANY IS AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

Page 2

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 14 of 22 Pages

Executive Summary

- Steel Partners II, L.P. has been an investor for over three years and supportive of management's key initiatives
  - Simplification of the balance sheet through the sale of the majority of its lease portfolios to GE
  - Substantial SG&A reduction
  - Divestitures of non-core assets

- Despite improved operating margins and simplification of its balance sheet, IKON continues to trade below its intrinsic value
  - Inefficient balance sheet
  - Existing repurchase program is insufficient
  - Company trading at 7.0x-7.5x Operating Company 2007E EBITDA

- We recommend the Company pursue a recapitalization at $17.50 per share
  - Excess cash and debt capacity allow for a tendering of at least $850 mm
  - Offers shareholders immediate liquidity at a meaningful premium to market
  - EPS accretive and accelerates future EPS growth
  - Lowers average cost of capital
  - Highly accretive to those shareholders who do not tender

Page 3

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 15 of 22 Pages

Compelling Financing Story

- Excellent cash flow generation
  - Low required capital expenditures
  - Significant, high margin recurring revenue stream

- Strong and defensible positions in served markets
  - Largest independent channel
  - Accounts for ~35% of Canon's US Revenues and ~30% of Ricoh's US Revenues
  - Broad customer reach - 500K+ mid-market accounts and 250 national and global accounts
  - Over 400 locations throughout North America and Western Europe

- Tangible plan to substantially reduce overhead and fixed costs
  - Reduction of facilities and associated rental expense
  - Substantial SG&A cost reductions and better inventory management expected from migration to a common Oracle platform

- Well-positioned to capitalize on growth opportunities
  - Industry's migration to color
  - Expanding sales coverage
  - New product launches and new service offerings
  - Geographic expansion
  - Opportunistic acquisitions

Page 4

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 16 of 22 Pages

Proposed Transaction

- Incremental debt and cash on hand to allow for the tendering by the Company of at least $850 million of common stock
  - 39% of shares outstanding at our suggested price of $17.50 per share
- Conservative pro forma capital structure
  - 4.3x Total Corporate Debt to Operating Company 2007E EBITDA*
- Meaningful debt capacity and remaining cash on the balance sheet ensure flexibility
  - Discussions with investment banks suggest potential debt capacity of up to $1.5 - $1.6 bn (including rollover)

Sources:	$	*% of Capital*	*OpCo Lvg**
Revolver	$ --	--	--
New Term Loan	550.0	37.2%	2.0x
Rollover Notes due '25 and '27	354.9	24.0%	3.3x
New Notes	275.0	18.6%	
Total Debt	**$1,179.9**	**79.7%**	**4.3x**
Cash on Hand	$300.0	20.3%	
Total Sources	**$1,479.9**	**100.0%**	

Uses:	Amount
Tender for Shares	**$856.0**
Rollover Notes due '25 and '27	$354.9
Repayment of Remaining Corporate Debt	229.0
Subtotal - Debt	**$583.9**
Tender Prem. on 7.75% Sr. Notes	$20.0
Financing Fees	20.0
Subtotal - Fees	**$40.0**
Total Uses	**$1,479.9**

*OpCo 2007E EBITDA of $274 mm which is net of estimated UK Leasing Co EBITDA contribution of $11 mm.

Page 5

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 17 of 22 Pages

Financial Projections – Key Assumptions*

- Beginning Balance Sheet / Sources of Funds
  - ~$425 mm of cash on hand at close, pre-recapitalization
    - Free cash flow generation including a reduction of inventory
    - $300 mm of which to be utilized for self tender
    - For illustrative purposes, assumed no additional share buybacks through yearend

- Base Case
  - Moderate 2.0%-2.5% projected top line growth
    - Flat growth in Equipment
    - Customer Service growth driven by production color
    - Continued growth in Managed Services
    - Strong Growth in Professional Services
  - EBITDA margins reaching ~8% by FY2009
    - Decrease in rental expense and a reduction in SG&A primarily due to a migration to one global platform
  - 35% effective tax rate

- Upside
  - Faster growth in color and an increase in margins due to mix change
  - Additional cost reductions and a higher increase in operating margins
  - Higher accretion should the Company opt to raise additional debt

**Base Case assumptions based primarily on publicly available information disclosed by the Company in its SEC filings and investor presentations. Also includes certain assumptions by Steel on the impact of the recapitalization and the Company' s business prospects. Under Status Quo Scenario, assumed $150 mm of annual share buyback and no dividends.*

Page 6

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 18 of 22 Pages

Financial Projections

FYE Sept. ($mm)	Historical 2005	Historical 2006	Status Quo 2007P	Status Quo 2008P	Status Quo 2009P	Status Quo 2010P	Recapitalization 2007P	Recapitalization 2008P	Recapitalization 2009P	Recapitalization 2010P
Revenue	$4,377	$4,228	$4,192	$4,277	$4,384	$4,493	$4,192	$4,277	$4,384	$4,493
Gross Profit	1,552	1,442	1,400	1,424	1,457	1,490	1,400	1,424	1,457	1,490
EBITDA	243	272	285	298	346	362	285	298	346	362
EBIT	165	199	220	234	284	302	220	234	284	302
Stock Comp	(10)	(9)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
Net Interest				(21)	(21)	(20)		(86)	(75)	(64)
EBT				203	253	272		139	199	228
Taxes				(71)	(89)	(95)		(48)	(70)	(80)
Net Income				132	164	177		90	129	148
Avg. Basic Shares Outstanding (mm)				120	112	105		76	76	76
EPS				**$1.10**	**$1.47**	**$1.69**		**$1.18**	**$1.70**	**$1.94**
Price at P/E Multiples										
14.0x				$15.34	$20.62	$23.65		$16.53	$23.73	$27.20
15.0x				16.44	22.09	25.34		17.71	25.43	29.15
16.0x				17.53	23.56	27.03		18.89	27.12	31.09
Assumptions / Metrics										
Sales Growth	NA	(3.4%)	(0.9%)	2.0%	2.5%	2.5%	(0.9%)	2.0%	2.5%	2.5%
Gross Margin	35.4%	34.1%	33.4%	33.3%	33.2%	33.2%	33.4%	33.3%	33.2%	33.2%
EBITDA Margin	5.6%	6.4%	6.8%	7.0%	7.9%	8.1%	6.8%	7.0%	7.9%	8.1%
Net Debt			$161	$174	$158	$132	$1,057	$958	$824	$673
EBITDA / Net Interest			13.3x	13.9x	16.4x	18.0x	3.3x	3.5x	4.6x	5.7x
Net Debt / EBITDA			0.6x	0.6x	0.5x	0.4x	3.7x	3.2x	2.4x	1.9x

*Base Case assumptions based primarily on publicly available information disclosed by the Company in its SEC filings and investor presentations. Also includes certain assumptions by Steel on the impact of the recapitalization and the Company's business prospects. Under Status Quo Scenario, assumed $150 mm of annual share buyback and no dividends.

Page 7

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 19 of 22 Pages

Transaction Rationale

- Transaction benefits all shareholders
  - Immediate liquidity to tendering holders
  - Meaningful share price enhancement, boosting returns for non-tendering holders
  - Offers shareholders the choice

- Optimal capital structure / pro forma cost of capital contribute to higher EPS and faster EPS growth
  - May catalyze a re-valuation of the Company
  - Strong and flexible pro forma balance sheet

- The Company may continue buying back shares with cash on hand; however:
  - Balance sheet will remain inefficient and a drag on valuation
  - Recapitalization allows for an expeditious execution with higher certainty

Page 8

STEEL PARTNERS

CUSIP No. 451713101	13D	Page 20 of 22 Pages

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Lauren Isenman signing singly, the undersigned’s true and lawful attorney-in-fact to:

1. execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with any rules or regulations including federal securities laws.

This Power of Attorney shall remain in full force and effect until December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.		STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C.	By:
General Partner
Warren G. Lichtenstein
Managing Member

By:

Warren G. Lichtenstein
	Managing Member	Warren G. Lichtenstein

CUSIP No. 451713101	13D	Page 21 of 22 Pages

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Jack L. Howard signing singly, the undersigned’s true and lawful attorney-in-fact to:

1. execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with any rules or regulations including federal securities laws.

This Power of Attorney shall remain in full force and effect until December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.		STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C.	By:
General Partner
Warren G. Lichtenstein
Managing Member

By:

Warren G. Lichtenstein
	Managing Member	Warren G. Lichtenstein

CUSIP No. 451713101	13D	Page 22 of 22 Pages

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned hereby constitutes and appoints Steven Wolosky signing singly, the undersigned’s true and lawful attorney-in-fact to:

1. execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with any rules or regulations including federal securities laws.

This Power of Attorney shall remain in full force and effect until December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.		STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C.	By:
General Partner
Warren G. Lichtenstein
Managing Member

By:

Warren G. Lichtenstein
	Managing Member	Warren G. Lichtenstein